CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411   Fax : (65) 6226 0502
Exhibit 99.1
FOR IMMEDIATE RELEASE
CHINA YUCHAI ANNOUNCES US$0.02 PER ORDINARY SHARE
INTERIM DIVIDEND PAYMENT
SINGAPORE, December 4, 2006 — The Board of Directors of China Yuchai International Limited (“CYI”) is pleased to announce an interim dividend of US$0.02 per ordinary share for the year ending December 31, 2006. This dividend will be paid to members whose names appear on the register of members of CYI on December 18, 2006. The payment date of this dividend will be December 28, 2006.

China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director Mr Philip Ting, Director and CFO